FORM 8-A

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
                      _____________________

        For Registration of Certain Classes of Securities
             Pursuant to Section 12(b) or (g) of the
                 Securities Exchange Act of 1934
                      _____________________

                     REYNOLDS METALS COMPANY
     (Exact name of registrant as specified in its charter)

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           Delaware                        54-0355135
    (State of incorporation             (I.R.S. Employer
       or organization)                Identification No.)
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    6601 West Broad Street                    23261
      Richmond, Virginia                   (Zip code)
(Address of principal executive
           offices)
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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]
                       _____________________

  Securities to be registered pursuant to Section 12(b) of the Act:
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      Title of each class        Name of each exchange on which each
      to be so registered            class is to be registered
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Rights to Purchase Series A          New York Stock Exchange
Junior Participating Preferred
Stock, without par value
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                       _____________________

Securities Act registration statement file number to which this form relates:
                          Not applicable

     Securities to be registered pursuant to Section 12(g) of the Act:
                               None
                         (Title of class)
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Item 1.   Description of Registrant's Securities to be Registered.

     On November 21, 1997, the Board of Directors of Reynolds Metals Company, a Delaware corporation (the "Company"), declared a dividend distribution of one Preferred Stock Purchase Right (individually a "Right", and collectively the "Rights") for each outstanding share of common stock, without par value (the "Common Stock") of the Company, to stockholders of record at the close of business on December 1, 1997 (the "Record Date"). Each Right entitles the record holder to purchase from the Company, from and after the Distribution Date (as defined below) one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, without par value (the "Preferred Stock") at a price of $300 (the "Purchase Price"), subject to adjustment in certain circumstances. The Purchase Price may be paid, at the election of the registered holder, by certified bank check or money order payable to the order of the Company or The Chase Manhattan Bank, N.A., as Rights Agent (the "Rights Agent"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 1, 1997 (the "Rights Agreement"), between the Company and the Rights Agent.

     Initially, the Rights will be attached to and represented by the certificates representing outstanding shares of Common Stock, and no Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days following the commencement of a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of 20% or more of the outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 1, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except in certain limited circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 1, 2007, unless earlier exercised or redeemed by the Company as described below.

     At any time following the Distribution Date, if (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of 25% or more of the then outstanding shares of Common Stock (other than pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the Continuing Directors (as hereinafter defined) determine to be fair to, and otherwise in the best interests of, stockholders), or (iii) an Acquiring Person receives equity securities (other than pursuant to a pro rata distribution) from the Company, acquires from or transfers to the Company assets with a fair market value exceeding $10,000,000 or engages in certain other "self-dealing" transactions specified in the Rights Agreement, the Rights Agreement requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.

     For example, at an exercise price of $300 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $600 worth of Common Stock (or other securities or assets, as noted above) for $300. Assuming that the Common Stock had a per share value of $120 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $300.

     At any time following the Stock Acquisition Date, if (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of the Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement requires that proper provision be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights may not be so exercised in the case of a merger or consolidation (a) which follows an offer described in clause (ii) of the second preceding paragraph and (b) in which the form and amount of consideration is the same as was paid in such offer. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Rights Agreement provides that the Company may not consolidate or merge with, or sell 50% of the Company's assets or earning power to, any person which has securities or is bound by agreements which would substantially diminish the benefits of the Rights.

     The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the

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current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company may, in lieu of issuing fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) upon exercise of the Rights, make a cash payment based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     If the Company is not able to issue shares of Preferred Stock or Common Stock because of the absence of necessary regulatory approval, restrictions contained in the Company's Certificate of Incorporation or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the shares of Preferred or Common Stock which would otherwise have been issued upon exercise of the Rights.

     At any time until ten days following the Stock Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or securities or both (the "Redemption Price"). Upon certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Thereafter, this right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons.
Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, with, where required, the concurrence of a majority of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     After a Person becomes an Acquiring Person and before any Acquiring Person acquires 50% or more of the outstanding shares of Common Stock, the Company, with the approval of a majority of Continuing Directors, may require a holder to exchange all or any portion of the holder's Rights for one share of Common Stock or one one-hundredth of a share of the Preferred Stock (or in certain circumstances, other securities of the Company) per Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income at such time as the Rights become exercisable or are exercised for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Certain provisions of the Rights Agreement relating to the principal economic terms of the Rights may not be amended at any time. Other provisions may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, these provisions of the Rights Agreement may be amended by the Board (in certain circumstances only with the concurrence of the Continuing Directors) in order: to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person); provided, that no amendment to adjust the time period governing redemption may be made if the Rights are not redeemable at the time of such amendment.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each one one-hundredth of a share of Preferred Stock will be entitled to (i) an aggregate quarterly dividend equal to the greater of (a) the quarterly dividend declared per share of Common Stock or (b) $.10, (ii) upon liquidation, a minimum preferential liquidation payment of $1.00 and an aggregate liquidation payment equal to the liquidation payment made per share of Common Stock, (iii) one vote, voting together with the shares of Common Stock and (iv) in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, the same amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of each one one-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The term "Continuing Director" means any member of the Company's Board of Directors who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, or any representative thereof.

     A copy of the Rights Agreement is available free of charge from the Company upon written request therefor. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.    Exhibits.

     1.   Rights Agreement dated as of November 21, 1997 between
          Reynolds Metals Company and The Chase Manhattan Bank,
          N.A., as Rights Agent.

     2. Restated Certificate of Incorporation of Reynolds Metals Company setting forth the designation, preferences and rights of Series A Junior Participating Preferred Stock. (Incorporated by reference to the Reynolds Metals Company Form 10-K for the period ended December 31, 1996, File No. 1-1430, Exhibit 3.1).

     3. Form of Rights Certificate (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 1, 1997

                              REYNOLDS METALS COMPANY



                              By:  D. Michael Jones
                                   D. Michael Jones
                                   Senior Vice President and
                                   General Counsel

                        INDEX TO EXHIBITS

Exhibit No.

     1.   Rights Agreement dated as of November 21, 1997 between
          Reynolds Metals Company and The Chase Manhattan Bank,
          N.A., as Rights Agent.

     2. Restated Certificate of Incorporation of Reynolds Metals Company setting forth the designation, preferences and rights of Series A Junior Participating Preferred Stock. (Incorporated by reference to the Reynolds Metals Company Form 10-K for the period ended December 31, 1996, File No. 1-1430, Exhibit 3.1).

     3. Form of Rights Certificate (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).